Exhibit 23.1


                               Consent of KPMG LLP


The Board of Directors
Johnson Worldwide Associates, Inc.:

We consent to incorporation by reference in the registration statement on Form S-8 of Johnson Worldwide Associates, Inc. of our report dated November 10, 1998, relating to the consolidated balance sheets of Johnson Worldwide Associates, Inc. and subsidiaries as of October 2, 1998 and October 3, 1997, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended October 2, 1998, which report appears in the October 2, 1998 annual report on Form 10-K of Johnson Worldwide Associates, Inc.


/s/ KPMG LLP

Milwaukee, Wisconsin
September 29, 1999